UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2 ) *

                                   Amtran, Inc.
                                (Name of Issuer)

                      Common Stock (without par value)
                       (Title of Class of Securities)

                                  03234G 10 6
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 03234G 10 6                13G               Page  2  of    5   Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               J. George Mikelsons


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [   ]
                                                              (b) [   ]
               N/A


3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America


NUMBER OF                       5       SOLE VOTING POWER
SHARES                                      8,397,500
BENEFICIALLY                    6       SHARED VOTING POWER
OWNED BY                                    N/A
EACH                            7       SOLE DISPOSITIVE POWER
REPORTING                                   8,397,500
PERSON                          8       SHARED DISPOSITIVE POWER
WITH                                        N/A

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,397,500

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
              N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              Approximately     70%

12       TYPE OF REPORTING PERSON *
                       IN

CUSIP No. 03234G 10 6                 13G              Page  3  of   5    Pages


         Item 1 (a).   Name of Issuer:

                                  Amtran, Inc.

         Item 1 (b).   Address of Issuer's Principal Executive Offices:

                                  7337 West Washington Street
                                  Indianapolis, Indiana  46231

         Item 2 (a).   Name of Person Filing:

                                  J. George Mikelsons

         Item 2 (b).   Address of Principal Business Office:

                                  7337 West Washington Street
                                  Indianapolis, Indiana  46231

         Item 2 (c).   Citizenship/Place of organization:

                                  United States of America

         Item 2 (d).   Title of Class of Securities

                                  Shares of Common Stock (without par value)

         Item 2 (e).   CUSIP Number:

                                  03234G  10 6

         Item 3. If this statement is filed pursuant to Rules 13d-1b), or 13d-2(b), check whether the person filing is a:

                           (a)  [   ]  Broker or Dealer registered under
                                       Section 15 of the Act

                           (b)  [   ]  Bank as defined in
                                       Section  3(a) (6) of the Act

                           (c)  [   ]  Insurance   Company  as  defined  in
                                       Section 3(a) (19) of the Act

CUSIP No. 03234G 10 6                   13G               Page  4  of  5  Pages

                           (d)  [   ]  Investment Company registered under
                                       Section 8 of the Investment Company Act

                           (e)  [   ]  Investment  Adviser  registered  under
                                       Section  203  of  the   Investment
                                       Advisers Act of 1940

                           (f)  [   ]  Employee Benefit Plan, Pension Fund which
                                       is subject to  the provisions   of    the
                                       Employee Retirement Income Security Act of 1974 or Endowment Fund: see ss.
                                       240.13d-1(b) (1) (ii) (F)

                           (g)  [   ]  Parent Holding Company,  in accordance
                                       with  ss.240.13d-1(b)(ii) (G) (Note:  See
                                       Item 7)

                           (h)  [   ]  Group,   in   accordance   with  ss.
                                       240.13d-1(b) (1) (ii) (H)

         Item 4.           Ownership

                           (a)     Amount Beneficially Owned as of
                                   December 31, 1997:

                                      8,397,500 shares of Common Stock

                           (b)     Percent of Class:

                                      Approximately 70%

                           (c)     Number of shares as to which such Person has:

                                   (i) Sole power to vote or to direct the vote:

                                            8,397,500 shares of Common Stock

                                   (ii) shared power to vote or to direct the
                                        vote:

                                            None

                                  (iii) sole power to dispose or to
                                        direct the disposition of:

                                            8,397,500 shares of Common Stock

                                   (iv) shared  power  to  dispose  or  to
                                        direct the disposition of:

                                            None

CUSIP No. 03234G 10 6                   13G             Page  5  of   5   Pages


       Item 5.  Ownership of Five Percent or Less of a Class:

                       Not Applicable

       Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                       Not Applicable

       Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                       Not Applicable

       Item 8.  Identification and Classification of Members of the Group:

                       Not Applicable

       Item 9.  Notice of Dissolution of Group:

                       Not Applicable

       Item 10. Certification:

                       Not Applicable



                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  February 26, 1999                   J. George Mikelsons
                                            Name:  J. George Mikelsons